

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2013

Scott M. Custer
President and Chief Executive Officer
Crescent Financial Bancshares, Inc.
3600 Glenwood Avenue, Suite 300
Raleigh, North Carolina 27612

Re: **Crescent Financial Bancshares, Inc.**
        Registration Statement on Form S-4/A
        Filed December 21, 2012
        File No. 333-185118

Dear Mr. Custer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

ECB's Reasons for the Merger, page 71

1. The board should specifically note each Sandler analysis that does not support its recommendation and explain why, despite that analysis, it is recommending the transaction.

Material U.S. Federal Income Tax Consequences, page 94

2. Revise the first sentence on page 96 to clarify that the merger <u>will</u> qualify as a reorganization. Also, please revise the disclosure lower to indicate that the discussion is based on opinions which have been delivered.

Part II

3. File executed tax opinions before effectiveness.

Exhibit 8.1

4. Change the word "certain" to "material" in the RE line and first paragraph. Item 601 (b)(8) of Regulation S-K requires an opinion on the material federal tax consequences.

5. Please delete the sentences in bold type at the end of the letter. You must address the material tax consequences of the transaction.

Exhibit 8.2

6. Change the word "certain" to "material" in the first paragraph. Item 601 (b)(8) of Regulation S-K requires an opinion on the material federal tax consequences.

7. Please delete the parenthetical in assumption 1 and assumption 2; they are inappropriate.

Exhibit 99.3

8. In future amendments, include a newly signed consent or advise why the prior consent remains valid. We note the consent filed with the December 21, 2012 amendment is dated November 20, 2012 despite new disclosure regarding the advisor.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3698 with any other questions.

Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief